SECURITIES AND EXCHANGE COMMISSION

--------------------------------------------------------------------------------
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Avanir Pharmaceuticals
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  05348P104 ___
                               ------------------
                                 (CUSIP Number)

                                 Samuel D. Isaly
                              OrbiMed Advisors LLC
                            OrbiMed Capital GP II LLC
                                767 Third Avenue
                               New York, NY 10017
                            Telephone: (212) 739-6400
                 ----------------------------------------------

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  May 31, 2006
                                  ------------
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

CUSIP No. 068750V102


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Samuel D. Isaly
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

[_]:     (a)
             -------------------------------------------------------------------

[_]:     (b)
             -------------------------------------------------------------------

             -------------------------------------------------------------------

(3)      SEC Use Only
                       ---------------------------------------------------------

         ----------------------------------------------------------------------

(4)      Source of Funds (See Instructions) AF
                                            ------------------------------------

         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

[_]:
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  United States
                                               ---------------------------------

         ----------------------------------------------------------------------

-----------------        (7)   Sole Voting Power
                                                 -------------------------------

   Number of                   -------------------------------------------------
    Shares               (8)   Shared Voting Power   1,706,137
 Beneficially                                      -----------------------------
  Owned by
     Each                      -------------------------------------------------
  Reporting              (9)   Sole Dispositive Power
 Person With                                          --------------------------

                               -------------------------------------------------
                        (10)   Shared Dispositive Power   1,706,137
                                                        ------------------------

-----------------              -------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,706,137
                                                                       ---------

         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[_]:     -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   5.39%
                                                            --------------------

         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  HC
                                                    ----------------------------

CUSIP No. 068750V102


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         OrbiMed Advisors LLC
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

[_]:     (a)
             -------------------------------------------------------------------

[_]:     (b)
             -------------------------------------------------------------------

             -------------------------------------------------------------------

(3)      SEC Use Only
                       ---------------------------------------------------------

         ----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)  WC
                                            ------------------------------------

         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

[_]:
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization   Delaware
                                               ---------------------------------

         ----------------------------------------------------------------------

-----------------        (7)   Sole Voting Power
                                                 -------------------------------

   Number of                   -------------------------------------------------
    Shares               (8)   Shared Voting Power   193,188
 Beneficially                                      -----------------------------
  Owned by
     Each                      -------------------------------------------------
  Reporting              (9)   Sole Dispositive Power
 Person With                                          --------------------------

                               -------------------------------------------------
                        (10)   Shared Dispositive Power   193,188
                                                        ------------------------

-----------------              -------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person   193,188
                                                                       ---------

         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[_]:     -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   0.61%
                                                            --------------------

         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  IA
                                                    ----------------------------

CUSIP No. 068750V102


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         OrbiMed Capital GP II LLC
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

[ ]:     (a)
             -------------------------------------------------------------------

[ ]:     (b)
             -------------------------------------------------------------------

             -------------------------------------------------------------------

(3)      SEC Use Only
                       ---------------------------------------------------------

         ----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)  WC
                                            ------------------------------------

         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

[ ]:
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization   Delaware
                                               ---------------------------------

         ----------------------------------------------------------------------

-----------------        (7)   Sole Voting Power
                                                 -------------------------------

   Number of                   -------------------------------------------------
    Shares               (8)   Shared Voting Power   1,512,949
 Beneficially                                      -----------------------------
  Owned by
     Each                      -------------------------------------------------
  Reporting              (9)   Sole Dispositive Power
 Person With                                          --------------------------

                               -------------------------------------------------
                        (10)   Shared Dispositive Power   1,512,949
                                                        ------------------------

-----------------              -------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,512,949
                                                                       ---------

         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]:     -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   4.78%
                                                            --------------------

         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  OO
                                                    ----------------------------

Item 1.  Security and Issuer.
         -------------------

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock (the "Shares"), of Avanir Pharmaceuticals (the "Issuer"), a corporation with its principal executive offices located at 11388 Sorrento Valley Road, Suite 200, San Diego, 92121.

Item 2.  Identity and Background.
         -----------------------

              (a) This statement is being filed by Samuel D. Isaly, an individual ("Isaly"), and by OrbiMed Advisors LLC and OrbiMed Capital GP II LLC, limited liability companies organized under the laws of Delaware.

              (b)-(c) OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain clients which hold Shares of the Issuer, as more particularly described in Item 6 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, NY 10017.

         OrbiMed Capital GP II LLC is a company that acts as investment adviser or general partner to certain limited partnerships as more particularly described in Item 6 below. OrbiMed Capital GP II LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, NY 10017.

         Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital GP II LLC.

         The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital GP II LLC are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

              (i) name;

              (ii) business address (or residence address where indicated);

              (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

              (iv) citizenship.

              (d)-(e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) Isaly is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Prior to the close of May 31, 2006, pursuant to the authority of OrbiMed Advisors LLC and OrbiMed Capital GP II LLC under their respective investment advisory contracts and limited partnership agreements with or relating to Caduceus Private Investments II, LP ("Caduceus"), Caduceus Private Investments II (QP), LP ("Caduceus QP") and UBS Juniper Crossover Fund LLC ("Juniper") as more particularly referred to in Item 6 below caused these clients to dispose of 629,121 Shares of the Issuer. This disposition represents a distribution by Caduceus and Caduceus QP of these securities to the limited partners in Caduceus and Caduceus QP. This distribution thus does not represent a change to the ultimate owners of the securities and may instead be viewed simply as a transfer into the hands of these ultimate owners.

         As a result of their common control and/or mutual affiliation, the Reporting Persons were the beneficial owners of approximately 5.39% of the outstanding Shares of the Issuer.

         None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since May 31, 2006.

Item 4.  Purpose of Transaction.
         ----------------------

         This statement relates to the disposal (via distribution as described in Item 3 above) of Shares by the Reporting Persons. These Shares were previously acquired (and those that continue to be held, are held) for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer's business on behalf of the Reporting Persons respective advisory clients.

         The Reporting Persons were previously granted and exercised the right to appoint a representative to the Board of Directors (the "Board") of the Issuer, so as to permit active monitoring of the operations of the Issuer. Jonathan T. Silverstein currently serves as the Reporting Persons' representative to the Board.

         The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a)-(b) As of this date of this filing, Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital GP II LLC may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Common Stock described in Item 3. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 5.39% of the issued and outstanding Shares. As described above in
Item 2, Isaly owns, pursuant to the terms of the limited liability company agreement of each of OrbiMed Advisors LLC and OrbiMed Capital GP II LLC, a controlling interest in the outstanding limited liability company interests of such entity. As a result, Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital GP II LLC share power to direct the vote and to direct the disposition of the Common Stock described in Item 3.

         (c) Except as disclosed in Item 3, the Reporting Persons have not effected any transaction in the Shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital GP II LLC is the general partner of Caduceus and Caduceus QP, private equity funds, pursuant to the terms of their respective limited partnership agreements. OrbiMed Advisors LLC, through a joint venture with UBS Fund Advisor, LLC entitled UBS Juniper Management, LLC, acts as investment manager of Juniper, a registered investment company, pursuant to the terms of the Juniper investment advisory agreement. Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital GP II LLC have discretionary investment management authority with respect to the assets of the above-listed investment accounts. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus, Caduceus QP and Juniper. The number of outstanding Shares of the Issuer attributable to each of these is 1,090,968, 421,981 and 193,188. OrbiMed Advisors LLC,
pursuant to its authority under its investment advisory contracts with Juniper, may be considered to hold indirectly 193,188 shares of common stock and OrbiMed Capital GP II LLC, pursuant to its authority under its investment advisory contract with Caduceus and Caduceus QP, may be considered to hold indirectly 1,512,949 shares of common stock. As noted above under Item 4, Jonathan T. Silverstein, an officer of OrbiMed Advisors LLC and OrbiMed Capital GP II LLC, has been nominated to the Board of the Issuer and, accordingly, the Reporting Persons may have the ability to effect and influence control of the Issuer.

         Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Exhibit           Description
-------           -----------

   A. Joint Filing Agreement among Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital GP II LLC.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 13, 2006                           SAMUEL D. ISALY


                                        By:  /s/ Samuel D. Isaly
                                            ------------------------------------
                                            Name:  Samuel D. Isaly


                                        ORBIMED ADVISORS LLC


                                        By:  /s/ Samuel D. Isaly
                                            ------------------------------------
                                            Name:  Samuel D. Isaly
                                            Title:  Managing Member



                                        ORBIMED CAPITAL GP II LLC


                                        By:  /s/ Samuel D. Isaly
                                            ------------------------------------
                                            Name:  Samuel D. Isaly
                                            Title:  Managing Member

                                   Schedule I

         The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

==========================================================================================
                                      Position with Reporting
          Name                                Person               Principal Occupation
------------------------------------------------------------------------------------------
Samuel D. Isaly                       Managing Partner             Partner
                                                                   OrbiMed Advisors LLC
------------------------------------------------------------------------------------------
Michael Sheffery                      Partner                      Partner
                                                                   OrbiMed Advisors LLC
------------------------------------------------------------------------------------------
Carl L. Gordon                        Partner                      Partner
                                                                   OrbiMed Advisors LLC
------------------------------------------------------------------------------------------
Sven Borho                            Partner                      Partner
     German and Swedish Citizen                                    OrbiMed Advisors LLC
------------------------------------------------------------------------------------------
Jonathan T. Silverstein               Partner                      Partner
                                                                   OrbiMed Advisors LLC
------------------------------------------------------------------------------------------
Eric A. Bittelman                     Chief Financial Officer      CFO
                                                                   OrbiMed Advisors LLC
==========================================================================================

                                   Schedule II


         The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital GP II LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

==========================================================================================
                                      Position with Reporting
          Name                                Person               Principal Occupation
------------------------------------------------------------------------------------------
Samuel D. Isaly                       Managing Partner             Partner
                                                                   OrbiMed Capital GP II LLC
------------------------------------------------------------------------------------------
Michael Sheffery                      Partner                      Partner
                                                                   OrbiMed Capital GP II LLC
------------------------------------------------------------------------------------------
Carl L. Gordon                        Partner                      Partner
                                                                   OrbiMed Capital GP II LLC
------------------------------------------------------------------------------------------
Sven Borho                            Partner                      Partner
     German and Swedish Citizen                                    OrbiMed Capital GP II LLC
------------------------------------------------------------------------------------------
Jonathan T. Silverstein               Partner                      Partner
                                                                   OrbiMed Capital GP II LLC
------------------------------------------------------------------------------------------
Eric A. Bittelman                     Chief Financial Officer      CFO
                                                                   OrbiMed Capital GP II LLC
==========================================================================================

                                  EXHIBIT INDEX


--------------------------------------------------------------------------------
  Exhibit                             Description
--------------------------------------------------------------------------------
     A. Joint Filing Agreement among Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital GP II LLC
--------------------------------------------------------------------------------

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D, dated June 13, 2006 (the "Schedule 13D"), with respect to the Common Stock, no par value per share, of Avanir Pharmaceuticals is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 13th day of June, 2006.

SAMUEL D. ISALY                            ORBIMED ADVISORS LLC

 /s/ Samuel D. Isaly                        /s/ Samuel D. Isaly
----------------------------               -------------------------------------
                                           Name:  Samuel D. Isaly
                                           Title: President


ORBIMED CAPITAL GP II LLC


 /s/ Samuel D. Isaly
----------------------------
Name:  Samuel D. Isaly
Title:  President